

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Bruce D. Broussard
President and Chief Executive Officer
Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

       Re: Humana Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed March 9, 2022
           File No. 001-05975

Dear Bruce D. Broussard:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Disclosure Review Program